Exhibit 99.1

Scotiabank Announces Redemption of Preferred Shares Series 22 and Series 23

/NOT FOR DISSEMINATION OR DISTRIBUTION IN THE UNITED STATES/

TORONTO, Dec. 21, 2018 /CNW/ - Scotiabank (BNS: TSX, NYSE) today announced that it intends to exercise its right to redeem all outstanding Non-cumulative 5-Year Rate Reset Preferred Shares Series 22 of Scotiabank (the "Series 22 Shares") and Non-cumulative Floating Rate Preferred Shares Series 23 of Scotiabank (the "Series 23 Shares") on January 28, 2019, at a price equal to $25.00 per share, together with all declared and unpaid dividends. Formal notice will be issued to holders of the Series 22 Shares and Series 23 Shares in accordance with the share conditions. The redemption has been approved by the Office of the Superintendent of Financial Institutions.

On November 27, 2018, the Board of Directors of Scotiabank announced a quarterly dividend of $0.239375 per Series 22 Share, and $0.215885 per Series 23 Share. This will be the final dividend on the Series 22 Shares and Series 23 Shares, and will be paid on the date of the redemption, January 28, 2019, to shareholders of record at the close of business on January 2, 2019. After January 28, 2019, the Series 22 Shares and Series 23 Shares will cease to be entitled to dividends.

Scotiabank is Canada's international bank and a leading financial services provider in the Americas. We are dedicated to helping our 25 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 97,000 employees and assets of $998 billion (as at October 31, 2018), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankViews.

SOURCE Scotiabank

View original content: http://www.newswire.ca/en/releases/archive/December2018/21/c1218.html

%CIK: 0000009631

For further information: For Investor Relations enquiries: Investor Relations, (416) 775-0798, investor.relations@scotiabank.com

CO: Scotiabank

CNW 16:05e 21-DEC-18